Thor Industries, Inc.
419 West Pike Street
Jackson Center, OH 45334
April 6, 2009
VIA EDGAR AND FAX DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:   Lyn Shenk
                   Branch Chief

Re:	Thor Industries, Inc. File No. 001-09235 Form 10-K: For the fiscal year ended July 31, 2008 Form 10-Q: For the quarterly period ended October 31, 2008 Schedule 14A filed November 3, 2008
Ladies and Gentlemen:
          Set forth below are the responses of Thor Industries, Inc. (the “Company” or “we”) to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 9, 2009 with respect to the Form 10-K, Form 10-Q and Schedule 14A referenced above.
          For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. Caption references and page numbers refer to the captions and pages contained in the respective Form 10-K, Form 10-Q, or Schedule 14A unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the respective Form 10-K, Form 10-Q or Schedule 14A. All numbers are in thousands except where noted otherwise and except for per share data.
Form 10-K: For the fiscal year ended July 31, 2008
Item 3. Legal Proceedings, page 13
1.
We note your disclosure in the second paragraph of this section. In future filings, please provide additional disclosure regarding the number of class action lawsuits that you are facing and the damages sought.

Beginning with the Company’s Quarterly Report on Form 10-Q for the period ending April 30, 2009, the disclosure in future filings regarding the formaldehyde litigation will be revised to address the Staff’s comment. We note that expanded disclosure has already appeared in the Company’s Quarterly Report on Form 10-Q for the period ended January 31, 2009. The Company will further expand on such disclosure in future filings to disclose the approximate number of formaldehyde related lawsuits against Thor companies (there are approximately 15 currently) and the relief sought. Generally, the lawsuits assert claims for damages (for health related problems, medical expenses, emotional distress and lost earnings) and for medical monitoring costs. Some of the lawsuits also seek punitive and/or exemplary damages. Thus far, however, none of the lawsuits allege a specific amount of damages sought and instead make general allegations about the nature of the plaintiffs’ claims without placing a dollar figure on them.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Fiscal 2008 VS. Fiscal 2007, page 16
2.
For each of your segments, you have disclosed that the average prices per unit sold increased in fiscal year 2008 due to changes in the mix of products sold. Please expand your disclosure to provide an analysis of the changes in the mix of products sold in each segment that supports the contribution of the product mix to the increase in average prices per unit. For each segment, discuss which vehicle types/products drove the increases in the average prices, the extent to which sales of the different vehicles/products offered have fluctuated, and why certain vehicles/products performed better than others. We believe such an analysis will enable a reader of your financial statements to better ascertain the underlying factors and potential trends associated with the mix of products in assessing the impact of such on the revenue of each segment. To further enhance your analysis, consider a table that presents the number of units sold and associated revenue by vehicle type (that is, conventional travel trailers, fifth wheels, Class A, Class C, and park models) for recreational vehicles within each segment, presupposing that the price ranges of your vehicle types vary materially from one another to be meaningful to the assessment of product mix. We believe such a table will also highlight the impact that a decreasing number of units sold for each vehicle/product has on revenues. Consider a similar table for buses at a level considered appropriate for that segment. Please provide us with your proposed revised disclosure.

The following table sets forth net sales and number of units sold for fiscal 2008 and 2007 for our towables and motorized segments including detail for the different classes of products in each such segment. Given the smaller size of the bus segment and the customization of the buses to customers’ specifications, our bus business is managed on a contract by contract basis rather than on a type of product basis. Accordingly, we have not provided a breakdown of our buses by type/size of bus.

Beginning with the Company’s Annual Report on Form 10-K for the year ending July 31, 2009, we will provide the following disclosure in our Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Fiscal 2008 vs. Fiscal 2007

		% of		% of
		Segment		Segment	Change
	Fiscal 2008	Sales	Fiscal 2007	Sales	Amount	%
NET SALES:

Recreation Vehicles
Towables
Travel Trailers	$864,796	49.0	$921,204	48.7	$(56,408)	(6.1)
Fifth Wheels	839,168	47.6	902,873	47.8	(63,705)	(7.1)
Other	59,135	3.4	66,023	3.5	(6,888)	(10.4)

Total Towables	1,763,099	100.0	1,890,100	100.0	(127,001)	(6.7)

Motorized
Class A	306,577	66.4	383,938	67.9	(77,361)	(20.1)
Class C	152,134	32.9	170,709	30.2	(18,575)	(10.9)
Other	3,145	0.7	10,876	1.9	(7,731)	(71.1)

Total Motorized	461,856	100.0	565,523	100.0	(103,667)	(18.3)

Total Recreation Vehicles	2,224,955		2,455,623		(230,668)	(9.4)
Buses	415,725	100.0	400,685	100.0	15,040	3.8

Total	$2,640,680		$2,856,308		$(215,628)	(7.5)

		% of		% of
# OF UNITS:		Segment		Segment
		Shipments		Shipments
Recreation Vehicles
Towables
Travel Trailers	48,855	61.9	53,459	61.1	(4,604)	(8.6)
Fifth Wheels	28,169	35.7	31,720	36.2	(3,551)	(11.2)
Other	1,864	2.4	2,327	2.7	(463)	(19.9)

Total Towables	78,888	100.0	87,506	100.0	(8,618)	(9.8)

Motorized
Class A	3,192	54.4	4,450	58.3	(1,258)	(28.3)
Class C	2,631	44.9	3,023	39.6	(392)	(13.0)
Other	40	0.7	161	2.1	(121)	(75.2)

Total Motorized	5,863	100.0	7,634	100.0	(1,771)	(23.2)

Total Recreation Vehicles	84,751		95,140		(10,389)	(10.9)
Buses	6,280	100.0	6,497	100.0	(217)	(3.3)

Total	91,031		101,637		(10,606)	(10.4)

Analysis of Percentage Change in Net Sales Versus Prior Year

	Average Price		Net
	Per Unit	Units	Change
Recreation Vehicles
Towables
Travel Trailer	2.5%	(8.6%)	(6.1%)
Fifth Wheel	4.1%	(11.2%)	(7.1%)
Other	9.5%	(19.9%)	(10.4%)
Total Towables	3.1%	(9.8%)	(6.7%)
Motorized
Class A	8.2%	(28.3%)	(20.1%)
Class C	2.1%	(13.0%)	(10.9%)
Other	4.1%	(75.2%)	(71.1%)
Total Motorized	4.9%	(23.2%)	(18.3%)

The average price per unit of travel trailers and fifth wheels increased $.469 and $1.326, respectively, in fiscal year 2008 as compared to fiscal year 2007. This increase is primarily due to increased freight costs associated with higher fuel prices, and demand by customers for additional features or upgrades.

The average price per unit of Class A and Class C motorized units increased $9.767 and $1.354 respectively, in fiscal year 2008 as compared to fiscal year 2007. The primary reason for the increase in Class C units is due to increased freight costs associated with higher fuel prices, and demand by customers for additional features or upgrades. In addition to the increased freight charges and demand by customers for additional features, the increase in average price per unit of Class As was also due to diesel sales making up more of the mix of Class A sales in fiscal year 2008 as compared to fiscal year 2007. Diesels are larger and more expensive than gas Class A units.

The average price per unit of buses increased $4.526 in fiscal year 2008 as compared to fiscal year 2007. This increase was primarily due to the additional features included in our buses as a result of our customers’ requests.

3.
We note that cost of products sold is material to the results of each segment, but you have not provided an analysis of this expense. Also, it appears that the cost of products sold contributed to the variance in the gross profit margin of each segment to some degree, but there is no discussion of its relative impact. For each segment, please expand your disclosure to include an analysis of the factors affecting the amount of cost of products sold and associated average cost per unit sold between comparable periods. For example, given that material cost is the primary factor determining your cost of products sold (as disclosed on page 15), specifically discuss the impact of changes in material costs (i.e., in terms of price and usage) on each segment’s cost of products sold, as well as the underlying reasons for such changes. Additionally, discuss factors impacting cost of products sold and affecting the gross profit margin, although not necessarily in direct relationship with the decreased number of units sold (for example, impairment charges recorded, operating efficiencies/inefficiencies experienced, absorption of overhead and fixed costs, changes in labor, wages and benefits, other material charges). Additionally, include a discussion of how cost of products sold in a period have been impacted by the mix of products sold, the basis for this relationship, and any associated impact on gross profit margin. Please provide us with your proposed revised disclosure.

Beginning with the Company’s Annual Report on Form 10-K for the year ending July 31, 2009, we will provide the following disclosure in our Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Towable Recreation Vehicles: Cost of products sold was $1,516,594 or 86% of towable net sales for fiscal 2008 compared to $1,616,655 or 85.5% of towable net sales for fiscal 2007. Cost of products sold decreased in dollars due to the decline in net sales along with the increase of discounts. The primary component of cost of products sold is cost of material, which is directly related to sales volume, and which remained flat as a percentage of net sales for fiscal year 2008 compared to fiscal year 2007. Due to tighter market conditions, increased discounting has occurred thus adversely affecting gross margin. The discounts as a percentage of gross sales were 3.2% in fiscal year 2008 compared to 2.6% in fiscal 2007.

Motorized Recreation Vehicles: Cost of products sold was $425,928 or 92.2% of motorized net sales for fiscal 2008 compared to $510,189 or 90.2% of motorized net sales for fiscal 2007. Cost of products sold decreased in dollars due to the decline in net sales. The primary component of cost of products sold is material, which is directly related to sales volume. Cost of materials remained flat as a percentage of net sales for fiscal year 2008 compared to fiscal year 2007. Due to tighter market conditions, increased discounting has occurred thus adversely affecting gross margin. The discounts as a percentage of gross sales were 3.4% in fiscal year 2008 compared to 1.8% in fiscal 2007.

Buses: Cost of products sold was $375,732 or 90.4% of net bus sales for fiscal 2008 compared to $366,169 or 91.4% of net bus sales for fiscal 2007. Cost of products sold increased in dollars due to the increase in net sales.

4.	We note that your MD&A disclosure regarding your segments’ selling, general, and administrative expenses (i.e., SG&A) primarily states each segment’s SG&A expense as a percentage of the segment’s revenue recognized for the respective reporting period, without providing any analysis of the underlying factors resulting in changes in the absolute amount of the SG&A expense recognized by each of your segments. For example, your MD&A disclosure does not explain why the absolute amount of SG&A expense recognized by your “Towable Recreation Vehicles” segment has declined for each of the last two fiscal years, as well as the first quarter of fiscal year 2009. In this regard, please expand your MD&A disclosure to provide a detailed analysis of the factors resulting in changes to the SG&A expenses recognized by each of your segments. Additionally, quantify the significant individual expense sub-categories within SG&A, accompanied by the appropriate level of analysis, so that investors may discern the magnitude and relative impact of such on this line item. Please provide us with your proposed revised disclosure.

Beginning with the Company’s Annual Report on Form 10-K for the period ending July 31, 2009, we will provide the following disclosure in our Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Historically, selling, general and administrative expenses have been comprised primarily of variable costs such as commissions and bonuses, which are based upon revenues and income before taxes. Selling, general and administrative expenses also include fixed costs such as insurance, legal and audit related expenses.

Towable Recreation Vehicles: Selling, general and administrative expenses were $102,356 or 5.8% of towable net sales for fiscal 2008 compared to $107,804 or 5.7% of towable net sales for fiscal 2007. The primary reason for the $5,448 decrease in selling, general and administrative expenses was decreased net sales which caused commissions and bonuses to decrease by $6,495. This decrease was offset in part by increases in insurance, legal and audit related costs. Selling, general and administrative expenses for the first quarter of fiscal 2009 were $18,500 or 6.5% of towable net sales compared to $28,519 or 5.4% of towable net sales for the first quarter of fiscal 2008. The primary reason for the $10,019 decrease in selling, general and administrative expenses was decreased net sales which caused commissions and bonuses to decrease by $7,924.

Motorized Recreation Vehicles: Selling, general and administrative expenses were $28,899 or 6.3% of motorized net sales for fiscal 2008 compared to $30,068 or 5.3% of motorized net sales for fiscal 2007. The primary reason for the $1,169 decrease in selling, general and administrative expenses was decreased net sales which caused commissions and bonuses to decrease by $3,408. The decrease was offset in part by increases in insurance, legal and audit related costs. Selling, general and administrative expenses for the first quarter of fiscal 2009 were $5,821 or 13% of motorized net sales compared to $6,962 or 5.0% of motorized net sales for the first quarter of fiscal 2008. The primary reason for the $1,141 decrease in selling, general and administrative expenses was decreased net sales which caused commissions and bonuses to decrease $1,790. Legal, insurance, and audit related costs have again partially offset the decreases in part. Due to the 68.1% decrease in motorized net sales for the first quarter of fiscal 2009 compared to the first quarter of fiscal 2008, the fixed costs included in selling, general and administrative expenses have become more significant in relation to the variable costs.

Buses: Selling, general and administrative expenses were $18,088 or 4.4% of buses net sales for fiscal 2008 compared to $14,809 or 3.7% of buses net sales for fiscal 2007. The primary reasons for the $3,279 increase in selling, general and administrative expenses were increased net sales which caused commissions and bonuses to increase by $705, and increases in insurance, legal and audit related costs. Selling, general and administrative expenses for the first quarter of fiscal year 2009 were $4,589 or 4.2% of buses net sales compared to $3,796 or 3.8% of buses net sales for the first quarter of fiscal 2008. A reason for the $793 increase in selling, general and administrative expenses was increased net sales which caused commissions and bonuses to increase $237. Other increases were attributable to increases in insurance, legal, and audit related costs.

Corporate: Selling, general and administrative expenses were $27,725 for fiscal 2008 compared to $25,016 for fiscal 2007. This increase of $2,709 is primarily the result of increased repurchase costs, insurance costs, legal expenses, and audit related expenses for fiscal 2008. There were no significant changes in selling, general and administrative expenses in the first quarter of 2009 versus the same period in 2008.

Motorized Recreation Vehicles, page 17
5.
You state that the decline in revenue due to the decrease in the number of units shipped by your “Motorized Recreation Vehicles” segment has been partially offset by the increase in the average price of the units sold by this segment. However, you also state that the decrease in gross profit realized by your “Motorized Recreation Vehicles” segment resulted from higher discounting. Please reconcile these disclosures for us and in your filing.

Beginning with the Company’s Quarterly Report on Form 10-Q for the period ending April 30, 2009, we will include the following disclosure related to the Motorized Recreational Vehicles segment.

The decrease in motorized net sales of 18.3% in fiscal 2008 compared to fiscal 2007 resulted primarily from a 23.2% decrease in unit shipments offset by a 4.9% increase in average price per unit. As detailed in the response to comment number 2 above, the increase in the average price per unit was a result of selling more expensive Class A diesel motorhomes in fiscal 2008 than in fiscal 2007 and such factors were only partially offset by the increase in discounting.

Item 8. Financial Statements and Supplementary Data (Unaudited) — See Item 15

Quarterly Financial Data, page 26
6.
Please expand your disclosure to describe the effect of any unusual or infrequently occurring items that have materially affected the comparability of the information reflected in your table of quarterly financial data. For example, you should expand your disclosure to describe the impact that (i) your goodwill impairment charge, (ii) the impairment charge taken against your company’s properties located in Elkhart, Indiana, and (iii) the provisions recorded in connection with your company’s sale of Thor California travel trailer and fifth wheel business had on the financial data presented for the fourth quarter of fiscal year 2008. Refer to Item 302(a) (3) of Regulation S-K for further guidance. In addition, please consider whether a description of such charges should accompany your selected financial data presented in “Item 6” of your Form 10-K. Refer to Instruction 2 to Item 301 of Regulation S-K for further guidance.

Beginning with the Company’s Annual Report on Form 10-K for the year ending July 31, 2009, we will provide the following disclosure in our Financial Statements and Supplementary Data analysis. The following is our proposed revisions to Item 8 and 6 of the Form 10-K.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (UNAUDITED) - SEE ITEM 15
Quarterly Financial Data

Fiscal 2008	October 31	January 31	April 30	July 31 (1)

Net Sales	$763,736	$599,170	$707,931	$569,843
Gross Profit	101,275	69,717	89,999	61,435
Net Income	38,209	21,602	27,854	5,041
Earnings per common share
Basic	0.69	0.39	0.51	0.09
Diluted	0.68	0.39	0.50	0.09
Dividends declared per common share	2.07	0.07	0.07	0.07
Dividends paid per common share	2.07	0.07	0.07	0.07
Market prices per common share
High	$52.31	$47.48	$36.91	$31.32
Low	$38.68	$29.72	$26.73	$19.62
(1) The fourth quarter ended July 31, 2008 includes a non-cash goodwill impairment of $7,535 for the goodwill associated with a subsidiary within our motorized segment, an impairment of $1,962 to adjust certain properties to fair market value and provisions of approximately $5,400 recorded in connection with the sale of our Thor California travel trailer and fifth wheel business during fiscal 2008.

ITEM 6. SELECTED FINANCIAL DATA

	Fiscal years ended July 31,
	2008	2007	2006	2005	2004
Income statement data:
Net sales (2) (3)	$2,640,680	$2,856,308	$3,066,276	$2,558,141	$2,187,739
Net income (2) (3) (4) (5)	92,706	134,731	163,405	119,143	104,513
Earnings per common share (1) (2) (3) (4) (5)
Basic	1.67	2.42	2.89	2.10	1.83
Diluted	1.66	2.41	2.87	2.09	1.81
Dividends declared per common share (1)	2.28	1.28	0.19	0.42	0.09
Dividends paid per common share (1)	2.28	1.28	0.49	0.12	0.09
Balance sheet data:
Total assets (2) (3) (4)	$996,562	$1,059,297	$1,004,725	$853,893	$762,163
(1)	Per share amounts were adjusted for the two-for-one stock split in January 2004.

(2)	Selected financial data for 2008, 2007, 2006, 2005 and 2004 include the results of Damon Corporation, which was acquired on September 2, 2003.

(3)	Selected financial data for 2008, 2007, 2006 and 2005 includes the results of CrossRoads RV, which was acquired on November 1, 2004, and Goshen Coach, Inc., which was acquired on May 27, 2005.

(4)
Selected financial data for 2008 includes a non-cash goodwill impairment of $7,535 for the goodwill associated with a subsidiary within our motorized segment, an impairment of $1,962 to adjust certain properties to fair market value and provisions of approximately $5,400 recorded in connection with the sale of our Thor California travel trailer and fifth wheel business during fiscal 2008.

(5)
We have incurred expenses of $6,858 in fiscal 2007 as a direct result of the Audit Committee’s investigation and the Company’s review of the accounting practices at Dutchmen and certain of our other operating subsidiaries. These costs primarily relate to professional services for legal, accounting and tax guidance. In addition, we have incurred costs relating to the audit of our restated consolidated financial statements.

Item 9A. Controls and Procedures
Part B - Management’s Annual Report on Internal Controls Over Financial Reporting, page 27
7.	In future filings, please revise your disclosure to include a statement by “management” as to whether the internal controls are effective. We note that your current disclosure refers to the “Company.” Refer to Item 308(a) (3) of Regulation S-K.

Beginning with the Company’s Annual Report on Form 10-K for the year ending July 31, 2009, the disclosure in future filings will be revised to address the Staff’s comment.
Financial Statements
Notes to the Consolidated Financial Statements
F. Income Taxes, page F-12
8.
Please reconcile for us the change in current federal and state and local taxes in 2007 relative to each surrounding year. Clarify for us and in your disclosure which jurisdiction was impacted by the income tax reserves reversed, along with the amount of the reversal, and tax benefit provision of $9,300 recorded. Explain to us when the reserves had been established, and the basis for their establishment and reversal.

Current Federal Tax Expense

Current federal tax expense decreased from 2006 to 2007 by $16.2 million. Of this amount, $20.7 million is because of a $59.3 million reduction in pre-tax income. Additionally, in 2007 the Company recorded in current federal tax expense a reversal of $1.5 million of tax reserves established in 2003 through 2006 primarily for research and development tax credits, upon the completion of an IRS examination. The other changes to current federal tax expense are detailed in the schedule below.

Current federal tax expense increased from 2007 to 2008 by $13.2 million. Of this amount, $21.3 million of additional current federal tax expense is because of the Company’s decision in 2008 to not insure its 2009 warranty risk through its captive insurance company. This decision caused an increase in current federal tax expense and a decrease in deferred tax expense. The increase in current federal tax expense in 2008 was offset in part by $15.6 million less federal tax because of $44.5 million less pretax income in 2008 than in 2007.

Current State and Local Tax Expense

The reduction in current state and local tax expense from 2006 to 2007 was related to the reversal of reserves for uncertain tax positions and receipt of a tax refund related to our Tax Court case with the State of Indiana. The Company requested in 1995 and Indiana denied permission to file a unitary state tax return. After filing Indiana tax returns for 1995 through 1998, the Company took exception to the denial by Indiana to file a unitary tax return and filed amended unitary tax returns for these years asking for refunds. Further, the Company filed tax returns in 1999 and thereafter on a unitary basis. The Company established reserves for these uncertain tax positions under the loss contingency provisions of SFAS No. 5 in 1999 and later years for the entire amount of the uncertain tax benefits of the unitary position. The Company filed in Indiana Tax Court in 2003 to pursue the refunds for 1995 thorough 1998. The Company reversed established reserves following the provisions of SFAS No. 5 for gain contingencies, when realization was beyond a reasonable doubt, which was when the statute of limitations expired. In April, 2007, the Company reached a verbal settlement with the Indiana Department of Revenue on these matters, which required the approval by the Governor of Indiana. The remaining reserves for uncertain tax positions at the time of resolution with the State of Indiana of approximately $7 million had been established in 2003 through 2006. The Company treated these reserves and a $0.8 million refund as gain contingencies under the provisions of SFAS No. 5, and did not reflect the reversal of these reserves in 2007 until realization was assured beyond a reasonable doubt, which was when the Governor of Indiana signed the Tax Settlement Agreement in July, 2007, closing the tax court case and granting the Company permission to file Indiana unitary tax returns.

The increase in current state and local income tax expense from 2007 to 2008 was due to the combination of the 2007 state income tax benefit of $7.8 million resulting from the Indiana Tax Settlement Agreement as detailed above and the 2008 state income tax expense, interest and penalties of $5.6 million resulting from the current year impact of the unrecognized tax benefits pursuant to FIN 48.

The table below shows the components of the total current income tax expense (benefit) for fiscal 2008, 2007 and 2006:

	2008	2007	2006

Federal Tax Expense at Statutory Rates	$53,342	$68,901	$89,639

State Tax Expense at Blended Rates	5,310	5,363	8,730

Current Tax Expense Effect of Warranty Reserve	21,280	(1,397)	318

Current Tax Expense Effect of Other Timing Items	10,511	2,721	3,776

Indiana Tax Settlement Agreement		(7,800)

Uncertain Tax Positions Pursuant to SFAS No. 5			(2,371)

Internal Revenue Service Examination Settlement		(1,486)

Domestic Production Activities Deduction	(4,099)	(1,988)	(2,396)

Extraterritorial Income Benefit		(362)	(1,013)

Research & Development Federal Tax Credit	(521)	(1,150)	(233)

Unrecognized Tax Benefits Pursuant to FIN 48	5,572

Other	97	651	350

Total Current Tax Expense per 10-K	$91,492	$63,453	$96,800

Beginning with the Company’s Annual Report on Form 10-K for fiscal 2009, we will provide the following disclosure.

During fiscal 2007, the Company settled an Internal Revenue Service examination and a tax dispute with the State of Indiana. The Company reversed related income tax reserves of $1,486 and $7,800 respectively and recognized a current tax benefit in the provision for income taxes.

During the year ended July 31, 2008, the Company recognized a greater current tax benefit for the Domestic Production Activities Deduction because the deduction percentage went from 3% for fiscal 2006 and fiscal 2007 to 6% for fiscal 2008. Also during the same year, the Company recorded current tax expense of $5,572 for additional FIN 48 liability for unrecognized tax benefits arising during the year and interest and penalties.

9.
Please explain to us in detail the reason for the change in “other” between 2008 and 2007 in your reconciliation of federal taxes at the statutory rate to actual income taxes recognized. Describe for us the indicated tax reserves embedded therein, the basis for the establishment of such reserves, and the amount of and basis for the changes in those reserves.

The significant change in “Other” from 2007 to 2008 related to the combination of the 2007 income tax benefit resulting from the Indiana Tax Settlement Agreement and the 2008 income tax expense resulting from the 2008 increase in the FIN 48 reserve for unrecognized tax benefits. These items were detailed in our response to comment 8 above.

The table below provides additional detail of the income tax expenses and (benefits) included in “Other, including reversal of income tax reserves” for fiscal 2008 and 2007:

Fiscal Year	2008	2007
Unrecognized tax benefits pursuant to FIN 48	$5,572
Indiana Tax Settlement Agreement		$(7,800)
Internal Revenue Examination Settlement		(1,486)
Other permanent items	97	651

	$5,669	$(8,635)

10.
Please explain to us in detail and disclose why the deferred tax asset balance related to product warranties increased materially during the fiscal year ended July 31, 2008 — particularly given that the balance of the warranty reserve, as disclosed on page F-18, did not change commensurately.

Historically, the Company treated the majority of its provision for warranty claims the same for financial statement and income tax purposes by insuring this risk through its captive insurance company. In 2008, the Company decided not to insure its 2009 warranty risk, resulting in a deferral of the tax deduction for the warranty claims. This change in practice deferred the tax deduction of the warranty claims from 2008 until the warranty claims are paid in subsequent years. Consequently, 2008 current federal and state tax liabilities and deferred tax assets related to warranty claims increased by approximately $21.3 million.

Beginning with the Company’s Annual Report on Form 10-K for the year ended July 31, 2009, we will provide the following disclosure.

The Company’s net deferred tax asset increased primarily for product warranties as a result of the Company’s decision not to prefund a portion of its insurance premium to its captive. Additionally, net deferred tax assets increased because of impairment of tax deductible goodwill and fixed assets. As of July 31, 2008, the Company had a $3,600 capital loss carryover that it expects to realize.

Form 10-Q: For the quarterly period ended October 31, 2008
Item 2. Management’s Discussion and Analysis, page 13
Executive Overview, page 13

11.
Please explain to us and disclose (i) any impact to your company’s liquidity and capital resources and (ii) related risks associated with your company’s re-launching of Thor Credit on its own. Describe the source of the funding for the retail financing to be provided thereunder.

Beginning with the Company’s Quarterly Report on Form 10-Q for the period ending April 30, 2009, we will provide the following disclosure in our Executive Overview.

The source of funding for the retail financing to be provided by Thor CC, Inc. will be Thor’s operating cash flow. We anticipate that we will allocate approximately $10 million which will be used to fund retail loans. The retail loans will then be sold to banks with which Thor CC, Inc. has established relationships, and the process will then repeat itself. We do not anticipate any significant impact to our liquidity and capital resources beyond our original approximately $10 million allocation to that business. The retail loans will be made to prime and super prime customers with high credit scores. We will also outsource the servicing of the loans.

Item 1. Financial Statements
Notes to Condensed Consolidated Financial Statements
2. Major classifications of inventories are:, page 5
12.	Please tell us why the same balance has been reported for “Less excess of FIFO costs over LIFO costs” at October 31, 2008 and July 31, 2008.

We prepared an estimate at October 31, 2008 of the LIFO reserve at July 31, 2009 based on the best information available to us at that time. We reviewed the published indexes that reflect the prices of commodities that are used in manufacturing our products and found them to be relatively flat. We also estimated that our inventory levels at July 31, 2009 would not be higher than the inventory levels at July 31, 2008. We concluded therefore based on the above that it was appropriate not to increase nor decrease our LIFO reserve at October 31, 2008.

8. Goodwill and Other Intangible Assets, page 9
13.
You state that there have been no events through October 31, 2008 that (i) modify the results of your annual goodwill analysis last performed on April 30, 2008 or (ii) indicate that goodwill may be further impaired. However, with regard to the “Motorized Recreation Vehicles” segment, we note that for each interim period subsequent to the last goodwill analysis, net sales significantly declined, gross profit significantly declined or was a loss, and a loss before income taxes was recognized. In addition, we believe that general economic conditions, consumer confidence, and credit markets have deteriorated further since your last goodwill analysis. Given the aforementioned observations, please explain why you believe that it was not necessary to perform an interim period goodwill analysis at October 31, 2008, pursuant to paragraph 28 of SFAS No. 142. Furthermore, tell us the basis upon which you determined that the goodwill of the “Motorized Recreation Vehicles” segment was not further impaired at that date. In this regard, specifically tell us how the income and/or cash flow generated by your “Motorized Recreation Vehicles” segment during the interim periods subsequent to your last goodwill impairment analysis compared to the amounts factored into that goodwill impairment analysis. Additionally, tell us why the significant assumptions and judgments associated with the last goodwill analysis continued to be reasonable under the circumstances existing at October 31, 2008.

As of April 30, 2008, our motorized recreation vehicles (“MRV”) reporting segment had two reporting units with goodwill, our Four Winds and Damon reporting units. These reporting units had goodwill of approximately $9.7 million and $7.5 million respectively. All of Damon’s goodwill was written-off during the fourth quarter of our year ended July 31, 2008 as a result of our goodwill impairment testing as of April 30, 2008. Accordingly, the remaining goodwill within the MRV reporting segment relates to Four Winds.

In accordance with paragraph 28 of SFAS No. 142, Goodwill and Other Intangible Assets, we monitored for events or changes in circumstances that would more likely than not reduce the fair value of a reporting unit below its carrying amount thereby necessitating a testing of goodwill for impairment prior to our next annual test. As detailed below, we determined that no indicators of impairment occurred up to and including October 31, 2008 for our Four Winds reporting unit. In addition, we compared our market capitalization at October 31, 2008 ($992 million) to our book value ($699 million) and concluded this was not an indicator that goodwill of any or all of our reporting units should be tested for impairment.

Specific to our Four Winds reporting unit, we concluded that the impairment indicator referred to in paragraph 28 of SFAS No. 142 “A significant adverse change in legal factors or in business climate” did not occur in our quarter ended October 31, 2008, because the major change in the recreation vehicle (“RV”) business climate, particularly MRV, occurred earlier. While our annual analysis was performed using carrying values as of April 30, 2008 we incorporated many of the known RV industry factors, notably reduced unit sales resulting from the impact of decreased consumer confidence, higher fuel prices and tighter credit markets, into our projections through the filing date of our Form 10-K, which was September 29, 2008. By the end of September 2008, the RV industry had already experienced several months of decreasing unit sales, with the motorized segment of the industry being impacted the most. Our fiscal 2009 revenue projections for our MRV reporting units were primarily based upon our market share of estimated future MRV unit sales, published quarterly by Dr. Richard Curtin of the University of Michigan Consumer Survey Research Center under the publication “Roadsigns”. The Company initially used the summer edition of Roadsigns which estimated RV unit sales contraction throughout 2009 and growth thereafter. The MRV reporting units updated their projected unit sales information based upon the fall edition of Roadsigns, issued on or about September 16, 2008, which reflected additional contraction of the RV industry, particularly in motorhomes.

The projections used in determining Four Winds’ estimated fair value as of April 30, 2008 incorporated Four Winds’ actual operating results through July 31, 2008. Four Winds’ revenues, gross margins and pre-tax income for the year ended July 31, 2008 compared to 2007 decreased by 16%, 24% and 44%, respectively. The combination of these operating results and the fall edition of Roadsigns’ projection of contracting 2009 MRV units sales resulted in decreases of Four Winds’ annual 2009 projected revenue, gross margin and pre-tax income of 19%, 19% and 18%, respectively when compared to actual 2008 operating results. We believe that these assumptions incorporated the adverse change in the MRV business climate.

We prepared our projections on an annual basis for 2009. Four Winds’ actual revenue results for the first quarter ended October 31, 2008 did not indicate that the annual 2009 projected revenues required revision. However, gross margins and pre-tax income were less than anticipated. Since our first and second quarters are normally the RV industries’ lowest volume quarters due to seasonality, we did not deem the quarterly results to be representative of 2009 annual results.

The significant assumptions and judgments we used in measuring the fair value of the Four Winds reporting unit as of April 30, 2008, all of which we believe continue to be reasonable at October 31, 2008, were as follows:

1)
Four Winds’ annual revenues for 2009 were expected to be less than actual annual 2008 revenues, based upon estimated unit sales provided by the Roadsigns publication and input from Four Winds’ management. Four Winds’ revenues in 2010 were anticipated to contract by an additional 1%.

2)
Four Winds’ annual gross margins for 2009 were expected to be less than actual annual 2008 gross margins based upon decreased unit sales and pricing pressure in the MRV industry. Four Winds’ gross margins in 2010 were anticipated to increase by 1%.

3)
Four Winds’ annual operating expenses for 2009 were expected to be lower than actual annual 2008 operating expenses by approximately 20% of actual annual 2008 operating expenses due to headcount reductions and reductions in selling commissions and management bonuses. Four Winds’ operating expenses in 2010 were anticipated to decrease by approximately 3%.

4)	Four Winds’ capital expenditures for 2009 were assumed to be minimal, consistent with 2008.

During the second quarter ended January 31, 2009, we continued to monitor for goodwill impairment indicators as required by paragraph 28 of SFAS No. 142, Goodwill and Other Intangible Assets, and concluded there was an event and change in circumstances that occurred in the quarter ended January 31, 2009 for the Four Winds reporting unit due to further deterioration of the MRV business climate. As a result, as required under SFAS No. 142, we completed step one of the goodwill impairment test for the Four Winds reporting unit by remeasuring its fair value and comparing that updated fair value measurement to its carrying amount. Since the updated fair value measurement of the Four Winds reporting unit continued to exceed its carrying amount, no further testing of goodwill for impairment was necessary. The events and changes in circumstances that impacted the Four Winds reporting unit in the quarter ended January 31, 2009 also triggered an impairment test of the Damon indefinite-lived tradenames, with that impairment test resulting in a $564 write-down, as reported in our Form 10-Q for the quarter ended January 31, 2009.

14.
In addition, given decline in the performance of your “Motorized Recreation Vehicles” segment, please tell us when you last tested the segment’s long-lived assets for impairment. Refer to paragraph 8 of SFAS No. 144 for examples of events or circumstances that may indicate that a long-lived asset or asset group may not be recoverable.

As a result of the goodwill impairment tests performed on Damon and Four Winds as of April 30, 2008, we concluded that Damon’s estimated fair value was less than the carrying value, and thus we performed step two of the impairment test. We considered the potential impairment of other intangibles as well as the Company’s tangible assets in accordance with SFAS No. 142 and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, as applicable. In accordance with SFAS No. 144 we first assessed Damon’s ability to recover the carrying values of its long-lived assets from its estimated future undiscounted cash flows and concluded that additional impairment had occurred with respect to certain Damon land and buildings. This test was performed prior to the step two analysis performed in conjunction with SFAS 142. Based upon the results of our impairment tests, we recorded a $1.7 million impairment charge against the carrying value of the land and buildings. We determined that no other fixed asset classes were impaired. No similar fair value adjustment was required by Four Winds because undiscounted cash flow projections as of April 30, 2008 indicated that the carrying value of its long-lived assets was recoverable.

At October 31, 2008 we did not believe it was necessary to perform an impairment analysis related to the long-lived assets in the MRV reporting segment because we did not experience any of the events or changes in circumstances that would trigger an impairment analysis, such as those that are detailed in paragraph 8 of SFAS No. 144.

In connection with our Four Winds goodwill impairment analysis performed during the second quarter ended January 31, 2009, we once again concluded that no impairment of Four Winds long-lived assets occurred.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
General
15.
We note from the risk factors in “Item 1 A” of your Form 10-K that your company depends on a small group of suppliers – consisting primarily of Ford, General Motors, and Chrysler – for the chassis to be used in the manufacturing of its motor homes and buses. Please tell us and disclose in MD&A whether the current condition of the U.S. auto industry has had or is expected to have a significant impact on your business operations. For example, please disclose whether the condition of the U.S. auto industry has impacted the supply or costs of chassis required for the manufacturing of your products.

Beginning with the Company’s Quarterly Report on Form 10-Q for the period ending April 30, 2009, we will provide the following disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

We do not expect the current condition of the U.S. auto industry to have a significant impact on our business operations. Supply of chassis is adequate for now and we believe that on hand inventory would compensate for changes in supply schedules if they occur. To date, we have not noticed any unusual cost increases from our chassis suppliers. If the condition of the U.S. auto industry worsens to any significant degree, this could result in supply interruptions and a decrease in our sales and earnings while we obtain replacement chassis from other sources.

Financial Condition and Liquidity, page 17
16.
We note that your company’s cash flows from operating activities were negative for the three month period ended October 31, 2008. We note further that your company has historically financed its operations using internally generated funds and cash on-hand. To the extent that current market and/or economic conditions cause your company to continue to recognize negative cash flows from operations in future periods, or at levels significantly reduced compared to that historically experienced, please expand your disclosure to discuss the potential impact to your financial condition, liquidity, and/or business operations.

The disclosure in future filings will be revised to address the Staff’s comments, if applicable. We note that for the six month period ended January 31, 2009, the Company’s cash flow from operations was positive. The Company had cash and investments of $310 million at January 31, 2009 and no debt.

Schedule 14A
Compensation Discussion and Analysis
Elements of Compensation for Named Executive Officers, page 12
17.
Please confirm that you will disclose in future filings all performance targets, including pre-tax profit targets for Keystone, that must be achieved in order for your executive officers to earn their incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance targets are not sufficient. Please also provide insight into the factors considered by the committee in setting performance targets such as correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

The Company hereby confirms that it will disclose in future filings all performance targets that must be achieved in order for named executive officers to earn incentive compensation (subject to the exceptions for confidential information). In this regard, please note that the pre-tax profit of Keystone RV Company (“Keystone”), one of the Company’s operating subsidiaries, is not relevant for determining the incentive compensation payable to the Company’s named executive officers going forward. The only named executive officer for fiscal 2008 whose incentive compensation was tied to Keystone was H. Coleman Davis, III. Mr. Davis was considered a named executive officer for fiscal 2008 because he served as Chief Operating Officer of the Company between March 2007 and October 2007 and had he served as an executive officer of the Company at the end of fiscal 2008 (July 31, 2008) he would have been one of the three most highly paid executive officers (other than the Chief Executive Officer and the Chief Financial Officer). Mr. Davis retired from the Company (and Keystone) effective December 31, 2008. The Company does not expect any named executive officer for fiscal 2009 to have incentive compensation based on the pre-tax profit (or any other measure of financial performance) of Keystone.

Historically, bonuses awarded to named executive officers generally have been discretionary and have not been based on targets or a formula. The Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”) generally does not set performance targets for a named executive officer unless there is a possibility that the compensation for such named executive officer will not be fully tax deductible for any given fiscal year. In that circumstance, the Compensation Committee may award the named executive officer performance based compensation under a plan that is designed to ensure deductibility of awards under section 162(m) of the Internal Revenue Code, such as the Company’s 2008 Annual Incentive Plan. As discussed in the Company’s Proxy Statement on Schedule 14A filed on November 3, 2008, in approving the bonus amounts or performance awards for such officers, the Compensation Committee considers the Company’s performance during the quarter and/or year to date, projected profits of the Company for the current year, the individual performance of the executive and the reasonableness of the recommended bonus amounts in relation to compensation paid to similarly situated executives in peer and comparably sized companies. In drawing comparisons against peer and other companies, members of the Compensation Committee individually and informally consult various publicly available sources, including publicly available information from Mercer LLC and the SEC’s EDGAR database.

* * *
In addition, we confirm that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact the undersigned at (574) 970-7422 with any questions or comments regarding any of the foregoing.
Very truly yours,
/s/ Christian G. Farman
Christian G. Farman
Chief Financial Officer